SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November, 2005

E.ON AG

(Translation of Registrant’s Name Into English)

E.ON AG
E.ON-Platz 1
D-40479 Düsseldorf
Germany
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑     Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐     No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

January 1 – September 30, 2005
Interim Report III/2005
•	Positive earnings trend continues in third quarter

•	Net income sharply higher on successful divestment of Viterra and Ruhrgas Industries

•	Outlook for full year 2005: increase in adjusted EBIT – significant increase in net income

Interim Report III/2005
E.ON Group Financial Highlights
Non-GAAP financial measures: This report contains certain non-GAAP financial measures. Management believes that the non-GAAP financial measures used by E.ON, when considered in conjunction with (but not in lieu of) other measures that are computed in U.S. GAAP, enhance an understanding of E.ON’s results of operations. A number of these non-GAAP financial measures are also commonly used by securities analysts, credit rating agencies, and investors to evaluate and compare the periodic and future operating performance and value of E.ON and other companies with which E.ON competes. Additional information with respect to each of the non-GAAP financial measures used in this report is included together with the reconciliations described below.
E.ON prepares its financial statements in accordance with generally accepted accounting principles in the United States (U.S. GAAP). As noted above, this report contains certain consolidated financial measures (adjusted EBIT, adjusted EBITDA, net financial position, net interest expense, and free cash flow) that are not calculated in accordance with U.S. GAAP and are therefore considered “non-GAAP financial measures” within the meaning of the U.S. federal securities laws. In accordance with applicable rules and regulations, E.ON has presented in this report a reconciliation of each non-GAAP financial measure to the most directly comparable U.S. GAAP measure for historical measures and an equivalent U.S. GAAP target for forward-looking measures. The footnotes presented with the relevant historical non-GAAP financial measures indicate the page of this report on which the relevant reconciliation appears. The non-GAAP financial measures used in this report should not be considered in isolation as a measure of E.ON’s profitability or liquidity and should be considered in addition to, rather than as a substitute for, net income, cash provided by operating activities, and the other income or cash flow data prepared in accordance with U.S. GAAP presented in this report and the relevant reconciliations. The non-GAAP financial measures used by E.ON may differ from, and not be comparable to, similarly titled measures used by other companies.

Interim Report III/2005
Contents

4	Letter to Shareholders

5	E.ON Stock

6	Results of Operations
	—	Energy Price Developments
	—	Sales Volume, Sales, Earnings Performance
	—	Investments
	—	Financial Condition
	—	Employees
	—	Risk Situation
	—	Outlook

14	Market Units
14	—	Central Europe
16	—	Pan-European Gas
18	—	U.K.
20	—	Nordic
22	—	U.S. Midwest

24	Interim Financial Statements (Unaudited)

34	Business Segments

36	Financial Calendar

Interim Report III/2005
Dear Shareholders,
In the third quarter of 2005, E.ON continued its positive operating performance. We increased adjusted EBIT by 7 percent year-on-year to €5.5 billion. At approximately €6.4 billion, net income was significantly above the high prior-year figure. The key driver was the book gains totaling roughly €3 billion we recorded on the divestment of Viterra and Ruhrgas Industries. For full year 2005, we expect net income to considerably surpass last year’s figure and adjusted EBIT to be higher.
Last quarter we again systematically seized opportunities for small- and medium-sized investments. This applies particularly to natural gas procurement. In September we acquired Caledonia Oil and Gas Limited, a U.K. natural gas production company with interests in a total of 15 gas fields. The acquisition brings us a good deal closer to our long-term goal of sourcing roughly 15 to 20 percent of our natural gas needs from our own production assets. We also concluded an agreement with BASF and Gazprom to build the North European Gas Pipeline, thereby laying the foundation for a direct link between Germany and Russia’s vast natural gas reserves. In order to supply our customers with natural gas from more distant producing countries, we began the planning process for the construction of a liquefied natural gas terminal in Wilhelmshaven in northwest Germany. All these measures will help to meet the rising natural gas needs of Germany and other European countries and enhance our security of supply.
In addition, across Europe we are gradually developing our generation portfolio. In Italy we are investing approximately €400 million to build a state-of-the art, environmentally friendly combined heat and power plant. This will give us access to an electricity market that is already Europe’s fourth largest and growing rapidly. E.ON Ruhrgas will supply the plant with natural gas, another example of how the E.ON Group leverages the synergies of horizontal integration. We will also invest about €240 million to modernize a power station in the Netherlands, further improving its operating efficiency and above all its environmental performance. In Lockerbie, Scotland, we intend to build the U.K.’s largest biomass power plant. Renewables make an important contribution to security of supply and sustainability. They are already an important ingredient in our energy mix. Hydro, wind, and biomass power plants currently account for roughly 10 percent of our total generating capacity in Europe.
These types of projects would not be feasible if they did not promise adequate returns. In the next few years, many new power plants will need to be built to replace old plants and to meet the rising demand for energy. Natural gas and electricity networks will also require substantial investments. Because these assets have long service lives, they require a stable regulatory, economic, and environmental policy environment. Right now, though (particularly in Germany), public debate is focused almost exclusively on energy prices. We understand why this issue is important to people. We respond to the concerns and criticisms of our customers and the general public through a wide range of information offerings. But we are also taking an important additional step: we will be the first company in our industry to publish how we calculate natural gas prices for residential customers of our regional distribution companies in Germany. By doing so, we aim to remove doubts about the appropriateness of our natural gas prices, to make the debate more factual, and to gain more trust among our customers and the public. But the debate about energy prices must not distort our view of the challenges facing us in the years ahead. The objective must be to secure a sustainable and secure supply of energy for the long term. E.ON will do its part to make this happen.
Sincerely yours,
Dr. Wulf H. Bernotat

Interim Report III/2005
E.ON Stock
E.ON stock finished the first nine months of 2005 up 18 percent (including the dividend), thereby performing similarly to other European blue chips as measured by the EURO STOXX 50 Performance Index, which also advanced 18 percent over the same period. E.ON stock performed slightly weaker than its peer index, the STOXX Utilities, which rose by 24 percent.
The trading volume of E.ON stock climbed by about 38 percent year-on-year to €45.7 billion, making E.ON the sixth most-traded stock in the DAX index of Germany’s top 30 blue chips. As of September 30, 2005, E.ON was the third-largest DAX issue in terms of market capitalization.
E.ON stock is listed on the New York Stock Exchange as American Depositary Receipts (ADRs). Effective March 29, 2005, the conversion ratio between E.ON ADRs and E.ON stock is three to one. The value of three E.ON ADRs is effectively that of one share of E.ON stock.
For the latest informaton about E.ON stock, visit www.eon.com.

Interim Report III/2005
Results of Operations
Energy Price Developments
The power and gas markets E.ON operates in are heavily influenced by international oil, coal, and CO2 prices.
World oil markets are currently driven by tight supply fundamentals. The demand for crude oil is at historic highs and expected to increase further. At the same time, there is only limited spare production capacity. The uncertain political situation in major oil producing countries like Iran and Iraq combined with the effects of recent hurricanes on U.S. oil production have led to volatile crude oil prices, reflecting high risk premiums. The price of Brent crude oil peaked at $67.7 per barrel in September. At the end of the month, Brent was still trading at more than $60 per barrel, a 50 percent increase from the price at the start of the year and a 75 percent increase from the average price in the first nine months of 2004.
Natural gas prices in Continental Europe, the U.K., and the U.S. are closely linked to oil prices, since natural gas and fuel oil are largely substitutable. In Continental Europe, long-term natural gas import contracts in particular frequently reflect this linkage through the indexation of gas prices to oil prices. Although natural gas contracts in the U.K. and the U.S. are not indexed to oil prices, the prices of the two fuels are closely linked in these markets, as well. Consequently, the natural gas prices in our markets increased in the first three quarters of 2005 in response to higher oil prices. In addition, uncertainty over the long-term impact of recent hurricanes in the Gulf of Mexico led to substantially higher natural gas prices in the U.S.
Coal prices remained at a high level in the first nine months of 2005 and peaked at $72 per metric ton for year-ahead delivery. Since April, however, coal prices have declined due to lower freight rates and increasing excess supply in Europe and are now below $60 per metric ton.
In Europe, CO2 certificate prices declined from their second-quarter high of €29 per metric ton and ended September at about €22 per metric ton. Market observers believe that natural gas prices in the U.K. were the main factor in the sharp increase in CO2 prices in the first half of 2005. High natural gas prices made it more attractive to generate electricity in coal-fired rather than gas-fired assets. An increase in the amount of electricity generated from coal results in greater demand for CO2 certificates. As natural gas prices in the U.K. fell in the third quarter, so too did CO2 certificate prices.
Wholesale power prices remained at high levels, tracking fuel and CO2 certificate prices. In the U.K. and U.S., power prices were mainly driven by natural gas prices, in Germany mainly by coal and CO2 certificate prices. Prices on the Nord Pool, Scandinavia’s power exchange, appear to be increasingly influenced by CO2 certificate prices and by prices on the EEX, the German power exchange.
E.ON’s retail business cannot be detached from these developments. Our retail prices are derived from wholesale prices. Rising energy prices in Europe are merely a reflection of the development of wholesale prices.

Interim Report III/2005
Power and Gas Sales Volumes Higher
We sold 4 percent more electricity in the first nine months of 2005 than in the same period last year. There are two main reasons for the increase. The national burden-sharing agreement for renewable-source electricity in Germany served to increase our sales volume, as did the inclusion of Gorna Oryahovitza and Varna, newly consolidated regional electric distribution companies in Bulgaria. Higher sales volumes outside Germany at our Pan-European Gas market unit constituted the main factor in the 6 percent increase in gas sales volumes.
Sales up 18 Percent
The increase in sales resulted primarily from the following factors: the passthrough of the costs of procuring electricity under Germany’s Renewable Energy Law, higher average prices in our power and gas business, higher gas sales volumes, and consolidation effects.
Adjusted EBIT up 7 Percent
The positive earnings trend of the first half of the year continued in the third quarter. Adjusted EBIT rose by 7 percent year-on-year to €5.5 billion. The earnings increase resulting from higher wholesale electricity prices was partially counteracted by higher fuel and procurement prices and by €154 million in costs for the procurement of CO2 certificates due to our insufficient allocation. This figure includes the cost of our additional CO2 certificate requirements as well as nonrecurring effects related to the implementation of the National Allocation Plans. In accordance with the developing accounting practice, in the third quarter we adjusted the expenses we show for CO2 certificates. Expenditures to obtain certificates due to our insufficient allocation will now be recorded in annual amounts and not at the end of the entire allocation period (2005–2007). We do not expect the expense for CO2 certificates to increase through year end 2005. Also contributing to our improved adjusted EBIT performance was increased hydroelectric generation at Nordic. Adjusted EBIT at Pan-European Gas, U.K., and U.S. Midwest was at the prior-year level.
Net Income Substantially Surpasses High Prior-Year Level
Adjusted interest income (net) fell to –€791 million. The decline primarily reflects the fact that in 2004 we recorded a one-off gain of approximately €270 million resulting from amendments to Germany’s Ordinance on Advance Payments for the Establishment of Federal Facilities for Safe Custody and Final Storage for Radioactive Wastes (Endlager-Vorausleistungsverordnung). By contrast, the decline in our net debt was a positive factor.
Net book gains in the first nine months of 2005 were approximately €130 million below last year’s figure. In the period under review, book gains resulted in particular from the sale of securities (€260 million). In addition, the merger of Gasversorgung Thüringen and TEAG resulted in a merger gain of €112 million. In the prior year we recorded book gains on the sale of equity interests in EWE and VNG (€317 million), securities (€152 million), and more Degussa stock (€63 million).
Other nonoperating earnings primarily reflect positive effects from the marking to market of energy derivatives at the U.K. market unit. We use derivatives to protect our operations

Interim Report III/2005
Results of Operations
from the effects of price fluctuations. Since June 30, 2005, however, the market value of these derivatives has decreased by more than €300 million. An impairment charge at Degussa’s Fine Chemicals division reduced our other nonoperating earnings by €356 million in line with our 42.9 percent ownership interest. The costs caused by the severe storm in Sweden at the beginning of the year reduced other nonoperating earnings by about €140 million. As with the current-year figure, the prior-year figure mainly includes positive effects from the marking to market of energy derivatives.
Our continuing operations recorded a tax expense of €1.6 billion in the first nine months of 2005. Our tax rate was 32 percent compared with 29 percent in the prior-year period. The increase results primarily from a lower share of tax-free earnings.
Income/Loss (-) from discontinued operations, net, mainly reflects the aggregate book gain of approximately €3 billion on the disposal of Viterra and Ruhrgas Industries. Under U.S. GAAP, this gain is reported separately in the Consolidated Statements of Income (see commentary on page 29).
Net income (after income taxes and minority interests) considerably surpassed the high prior-year level thanks to the above-mentioned book gains. Earnings per share of €9.71 were likewise up significantly from last year’s figure.
Investments Significantly below Prior-Year Figure
In the period under review the E.ON Group invested €3.1 billion, an 18 percent decline year-on-year. We invested €1.9 billion (prior year: €1.7 billion) in intangible assets and property, plant, and equipment. Investments in financial assets totaled €1.2 billion versus €2.1 billion in the prior year. The decline is in particular attributable to the Corporate Center. The high prior-year figure reflects payments for bonds repurchased in conjunction with the acquisition of Midlands Electricity.
In the first nine months of 2005, the Central Europe market unit invested €1,430 million, roughly 4 percent less than in the prior year. Investments in intangible assets and property, plant, and equipment totaled €963 million, 25 percent more than the prior-year figure of €773 million. The increase results from higher investments in conventional power plants and waste-incineration generating capacity. Investments in financial assets totaled €467 million (prior year: €711 million), of which the acquisition of shares in Romania’s E.ON Moldova and of NRE in the Netherlands are noteworthy.

Interim Report III/2005
In the first nine months of 2005, Pan-European Gas invested approximately €431 million, predominantly in its upstream business. It increased its ownership interest in Njord Field, a natural gas and oil production basin in the Norwegian Sea, from 15 percent to 30 percent. Pan-European Gas’s other significant investments included the acquisition of a majority interest in Distrigaz Nord, a Romanian gas utility, and the increase of its shareholding in Interconnector Limited of the U.K. from 10 percent to 23.6 percent. This market unit also invested in infrastructure upgrade projects. Forty-one percent of investments went towards intangible assets and property, plant, and equipment, while 59 percent went towards the acquisition of shareholdings.
In the first nine months of 2005, U.K. invested €369 million in financial assets and €359 million in intangible assets and property, plant, and equipment. Investments in financial assets were higher than in the prior year, mainly due to investments in the Enfield CCGT asset and Holford Gas Storage. Capital expenditure for additions to property, plant, and equipment was €24 million lower than in the prior year, largely due to higher expenditure in 2004 on Scroby Sands offshore wind farm. Capital expenditure for additions to property, plant, and equipment was directed primarily at renewable generation, conventional power stations, and the regulated distribution business.
Nordic invested €248 million in intangible assets and property, plant, and equipment during the first three quarters of 2005 (prior year: €245 million) to maintain production plants and to upgrade and expand its distribution network. Investments in financial assets totaled €154 million compared with €376 million during the corresponding period of 2004. Investments in 2004 were significantly higher, due in part to a €307 million expenditure to acquire the remaining shares in Graninge.
At €183 million, investments at U.S. Midwest were slightly higher in 2005, primarily due to increased spending on pollution control equipment in the non-regulated operations partly offset by lower construction and pollution control equipment spending on utility plant.
Financial Condition
Management’s analysis of E.ON’s financial condition uses, among other financial measures, cash provided by operating activities, free cash flow, and net financial position. Free cash flow is defined as cash provided by operating activities less investments in intangible assets and property, plant, and equipment. We use free cash flow primarily to make growth-creating investments, pay out cash dividends, repay debts, and make short-term financial investments. Net financial position equals the difference between our total financial assets and total financial liabilities. Management believes that these financial measures enhance the understanding of the E.ON Group’s financial condition and, in particular, its liquidity.
The E.ON Group’s cash provided by operating activities in the first nine months of 2005 was slightly below the prior-year level.
Cash provided by operating activities at Central Europe increased significantly year-on-year because gross profit on sales was higher and payments for nuclear fuel reprocessing were lower than in the prior-year period and because of consolidation effects. In addition, tax payments were higher in the prior year. Cash provided by operating activities was negatively affected by an increase in working capital.
In the first nine months of 2005, Pan-European Gas recorded a marked increase in cash provided by operating activities primarily due to lower intercompany tax offsets compared with the prior-year period.

Interim Report III/2005
Results of Operations
Cash provided by operating activities at U.K. declined significantly year-on-year. This was mainly due to a one-off payment of €629 million in the second quarter to fund the majority of the actuarial deficit of U.K.’s pension plans.
The significant decline in Nordic’s cash provided by operating activities resulted from a number of nonrecurring items. These primarily relate to increased cash outflows stemming from the severe storm in January and higher tax payments. Increased power production at Nordic’s hydroelectric facilities and improvements in its gas business had a positive influence on cash provided by operating activities.
Cash provided by operating activities at U.S. Midwest was higher year-on-year due to the absence of certain nonrecurring charges including pension plan contributions and the phase-out of an asset-backed securities program that negatively affected the prior year. Cash provided by operating activities also improved because a long-term energy marketing contract in the non-regulated business expired at the end of 2004. These effects were partially counteracted by an increase in fuel and gas inventory resulting from higher volumes and prices.
The Corporate Center’s cash provided by operating activities was higher year-on-year mainly due to positive effects from the unwinding of currency swaps, which were partially offset by higher internal tax refunds in 2005 than in 2004.
In general, surplus cash provided by operating activities at Central Europe, U.K., and U.S. Midwest is lower in the first quarter of the year (despite the high sales volume typical of this season) due to the nature of their billing cycles, which in the first quarter are characterized by an increase in receivables combined with cash outflows for goods and services. During the remainder of the year, particularly in the second and the third quarters, there is typically a corresponding reduction in working capital, resulting in significant surplus cash provided by operating activities, although sales volumes in these quarters (with the exception of U.S. Midwest) are actually lower. The fourth quarter is characterized by an increase in working capital. At Pan-European Gas, by contrast, cash provided by operating activities is recorded principally in the first quarter, whereas there are cash outflows for intake at gas storage facilities in the second and third quarters and for gas tax prepayments in the fourth quarter. A major portion of the market units’ capital expenditures for intangible assets and property, plant, and equipment is paid in the fourth quarter.
Due to the increase in investments in intangible assets and property, plant, and equipment, free cash flow was 11 percent below the prior-year number.
Net financial position, a non-GAAP financial measure, is derived from a number of figures which are reconciled to the most directly comparable U.S. GAAP measure in the table on the next page.
We again significantly improved our net financial position from the figure reported as of December 31, 2004 (–€5,483 million). This was caused mainly by strong cash provided by operating activities and by the disposal of Viterra and Ruhrgas Industries. Our net financial position was adversely affected by financial outlays for investments in property, plant, and equipment and in shareholdings and for the dividend payout and the related tax payment.

Interim Report III/2005
Net interest expense declined by a substantial €230 million year-on-year, mainly reflecting lower net debt in the first nine months of 2005. In addition, the prior-year figure includes a nonrecurring adverse effect relating to the repurchase of Powergen bonds. A further factor in the current-year period was the higher share of financial liabilities with a variable interest rate. Net interest expense only includes the interest income of those items that are also part of net financial position.
Since March 14, 2005, Standard & Poor’s long-term rating for E.ON bonds is AA- with a negative outlook. Since April 30, 2004, Moody’s long-term rating for E.ON bonds is Aa3 with a stable outlook. Commercial paper issued by E.ON has a short-term rating of A-1+ and P-1 by Standard & Poor’s and Moody’s, respectively. E.ON has committed itself to maintaining at least a strong single-A rating.
Employees
On September 30, 2005, the E.ON Group had 78,029 employees worldwide in its core energy business, as well as 2,506 apprentices and 230 board members and managing directors. Our workforce increased by 17,433 employees, or 29 percent, since December 31, 2004.
At the end of September 2005, 43,584 employees, or 56 percent of all staff, were working outside Germany, about 11 percentage points more than at year end 2004. This development is mainly attributable to the addition of Distrigaz Nord (over 9,300 employees), a Romanian gas distribution company, at the Pan-European Gas market unit.
Central Europe’s workforce increased to 42,543 employees, 16 percent more than at year end 2004. This resulted from the addition of Gorna Oryahovitza and Varna, regional electric distribution companies in Bulgaria (a total of about 3,700 employees), the IT service provider E.ON IS (formerly is:energy, about 1,300 employees), and DDGáz and Kögáz, Hungarian gas distribution companies (a total of about 900 employees).
At the end of the third quarter of 2005, the U.K. market unit had 12,479 employees. This roughly 20 percent rise from year end 2004 is attributable to the integration of staff formerly employed by an external service provider.
During the reporting period, wages and salaries including social security contributions totaled €3.4 billion, compared with just over €3 billion a year ago.

Interim Report III/2005
Results of Operations
Risk Situation
In the normal course of business, we are subject to a number of risks that are inseparably linked to the operation of our businesses.
Technologically complex facilities are involved in the production and distribution of energy. Operational failures or extended production stoppages of facilities or components of facilities could adversely impact our earnings situation. We seek to minimize these risks through ongoing employee training and qualification programs and regular facility and system maintenance.
During the normal course of business, E.ON is exposed to interest rate, currency, commodity price, and counterparty risks which we address through the use of financial instruments suited for this purpose.
Our market units operate in an international market environment characterized by general risks related to the business cycle and competition. We use a comprehensive sales and risk monitoring system and derivative financial instruments to limit the price and sales risks of liberalized markets.
The political, legal, and regulatory environment in which the E.ON Group does business is a source of additional external risks. Our goal is to play an active and informed role in shaping our business environment. We pursue this goal by engaging in a systematic and constructive dialog with political leaders and representatives of government agencies. The following are among the current issues in this area:
•	The German Federal Cartel Office has announced that it intends to issue antitrust rulings against natural gas supply agreements between regional gas companies and resellers. This poses a potential risk to our earnings situation, since new agreements would have to be concluded. It is impossible to predict the effects this might have, since it is a competitive process whose outcome is by its very nature uncertain. However, we are optimistic that, as in the past, we will be the most attractive supplier for a large majority of our customers.

•	Lawsuits filed by individual customers against natural gas price increases pose a potential risk to our earnings situation, since we cannot rule out the possibility that the courts will demand that we provide them with price-calculation information, with the result that our competitors would gain access to confidential contract terms. We also cannot rule out the possibility that there will be similar developments in our electricity business.
The operational and strategic management of the E.ON Group relies heavily on complex information technology. Our IT systems are maintained and optimized by qualified E.ON Group experts, outside experts, and certain technical security measures.
In the period under review, the E.ON Group’s risk situation did not change substantially from year end 2004.

Interim Report III/2005
Outlook
For 2005 we expect the E.ON Group’s adjusted EBIT to exceed the number posted in 2004. Thanks to the successful divestment of Viterra and Ruhrgas Industries, we expect net income for 2005 to substantially surpass the prior-year figure.
The earnings forecast by market unit is as follows:
We continue to expect the 2005 adjusted EBIT of the Central Europe market unit to be above the prior-year number. The main drivers will be the passthrough of higher wholesale electricity prices to end customers and the optimization programs we have initiated. The negative factors will consist of substantially higher fuel prices and higher burdens resulting from expenses for additional CO2 certificates, since our allocation was insufficient.
We expect Pan-European Gas’s adjusted EBIT to be on par with the figure for 2004. Full-year adjusted EBIT at the midstream business will be down year-on-year due to the sharp increase in heating oil prices. The linkage between heating oil and natural gas prices has increased procurement costs substantially. This effect may be partially counteracted by the upstream business, which we expect will continue to develop positively.
We expect the U.K. market unit’s adjusted EBIT for 2005 to be at last year’s level. From today’s perspective, we expect the development of the first nine months to continue, with higher commodity input costs, which include the new carbon costs, being offset by higher retail prices.
We anticipate that Nordic’s adjusted EBIT for 2005 will exceed the solid figure posted in 2004. The strong nine-month earnings trend, which results from higher hydroelectric production and favorable price developments, will slacken somewhat during the remainder of the year. Fourth-quarter adjusted EBIT will be negatively impacted by lower earnings following the sale of hydroelectric plants to Statkraft and by planned costs for the rebranding from Sydkraft to E.ON Sverige.
We expect U.S. Midwest’s 2005 adjusted EBIT to be on par with the 2004 figure in local currency. The positive effects of higher gas and electric rates and increased off-system sales contributions will be largely offset by additional MISO-related costs and higher coal prices in the non-regulated business.

Interim Report III/2005
Market Units
Central Europe
In the third quarter, wholesale electricity prices in Germany experienced a brief period of consolidation before returning to the high levels of previous months. Baseload electricity prices for 2006 delivery finished the third quarter 30 percent higher than at the beginning of the year. The main drivers are continuing high and volatile fuel and CO2 certificate prices.
Industrial customers concluding new annual supply agreements in the third quarter had to plan for a double-digit percentage point increase in electricity prices compared with the start of 2005. Depending on their expectations about the market, some industrial customers postponed the conclusion of new supply agreements until the fourth quarter of 2005. Electricity prices for standard-rate residential customers were unchanged in the third quarter.
Central Europe sold approximately 11.7 billion kWh more electricity than in the prior-year period due to the sale of larger volumes of electricity the company was required to purchase under Germany’s Renewable Energy Law and to the inclusion of Gorna Oryahovitza and Varna, Bulgarian regional electric distribution companies that became consolidated E.ON subsidiaries in the period under review.
Central Europe met about 48 percent of its power requirements with electricity from its own generation assets, compared with 52 percent in the year-earlier period. Central Europe’s generation business can capitalize on the advantages of a flexible generation portfolio. Compared with the prior year, Central Europe procured around 15 billion kWh more electricity from jointly owned power stations and outside sources. This increase is principally attributable to the purchase of larger volumes of wind power as well as to the inclusion of the Bulgarian regional electric distribution companies mentioned above.
Despite a temperature-driven decline in sales volume and the loss of some business to competitors, Central Europe’s regional utilities sold about 2 billion kWh more gas than in the prior-year period. The key factors were the consolidation of Kögáz and DDGáz in Hungary and two gas utilities at E.ON Bayern. Another positive factor was the inclusion of Gasversorgung Thüringen, which in July 2005 was merged with TEAG, a regional distributor that was already a consolidated E.ON company. The merged entity is called E.ON Thüringer Energie.

Interim Report III/2005
Central Europe grew sales by 15 percent relative to the prior-year period, mainly due to the passthrough of procurement costs for electricity purchased under the Renewable Energy Law, higher electricity and gas prices in Germany, and the consolidation effects mentioned above.
Adjusted EBIT rose by €242 million year-on-year, with Central Europe’s business units developing as follows:
Central Europe West Power grew adjusted EBIT by €265 million. The increase is chiefly attributable to the passthrough to end customers of higher wholesale electricity prices. There were two main adverse affects. First, conventional fuel costs increased significantly. Second, we had higher burdens resulting from expenses for additional CO2 certificates.
Adjusted EBIT at Central Europe West Gas was €21 million below the prior-year level. Lower sales volumes and higher procurement costs could not be counteracted by the above-mentioned consolidation effects or by higher sales prices.
Central Europe East’s adjusted EBIT was on par with the prior-year level. The positive effects from the inclusion of Varna and Gorna Oryahovitza, Bulgarian regional electricity distributors that became consolidated E.ON companies on March 1, 2005, were offset by a seasonal earnings decline at our gas utilities in Hungary.

Interim Report III/2005
Market Units
Pan-European Gas
In the first nine months of 2005, Germany’s consumption of primary energy declined by 1 percent, while its consumption of natural gas rose slightly by 0.8 percent relative to the same period last year. In the year to September 30, temperatures in E.ON Ruhrgas’s sales territory were about 0.4° C below the historical average. In the third quarter, temperatures were on par with the prior-year figure and were thus about 0.2° C above the historical average.
E.ON Ruhrgas AG sold 476.9 billion kWh of gas in the first three quarters of 2005, about 8 percent more than in the prior-year period. Third-quarter sales volumes also rose by 8 percent year-on-year to 113.8 billion kWh.
The volume growth resulted mainly from higher sales volumes outside Germany, which increased by 61 percent year-on-year. Sales volumes in Germany were 1 percent higher than in the first nine months of last year. Outside Germany, Pan-European Gas’s most important sales markets are the U.K. and Switzerland. Along with gas deliveries to E.ON UK, which began in October 2004, deliveries to new customers in France, Denmark, and Italy also contributed to the positive development of this market unit’s international business.
Higher deliveries outside Germany were also responsible for the year-on-year increase in third quarter sales volumes. In Germany, E.ON Ruhrgas AG also sold more gas to publicly owned power stations, whereas sales volumes to municipal utilities and industrial customers declined slightly. In the third quarter, E.ON Ruhrgas concluded its first supply agreement with an industrial customer in the Netherlands. Furthermore, a supply agreement was reached with Thüga Italia to supply natural gas to 23 gas utilities in Italy for the 2005/2006 delivery period.
In the year to September 30, regional gas companies constituted E.ON Ruhrgas AG’s largest customer segment, accounting for 48 percent of total gas sales (prior year: 52 percent). Sales to municipal utilities were up by just over 3 percent year-on-year, whereas sales to industrial customers declined by about 1 percent. Sales to municipal utilities accounted for 23 percent of total sales, while those to industrial customers accounted for 11 percent, both down one percentage point form the prior-year figure. Sales outside Germany were 61 percent higher and consequently increased as a share of total sales from 12 percent to 18 percent.
To secure its supply of natural gas well into the future, in the third quarter of 2005 E.ON Ruhrgas extended its existing supply agreement with Gazprom to 2020, which means that Gazprom will remain one of E.ON Ruhrgas’s main suppliers in the next decade.
Sales at Pan-European Gas increased to €11.9 billion, while adjusted EBIT increased slightly, in the first nine months of 2005.
The Up-/Midstream business unit grew sales by 39 percent year-on-year to €8.8 billion. The increase results mainly from higher sales volumes in the midstream business in conjunction

Interim Report III/2005
with higher average sales prices. The upstream business also benefited from increased production compared with the prior-year period and from higher sales prices. In 2004, the Scoter gas field did not begin production until March, whereas in 2005 Scoter produced throughout the period under review.
Sales were higher at the Downstream Shareholdings business unit primarily due to consolidation effects at Thüga Italia and the inclusion of Distrigaz Nord, which became a consolidated E.ON company in the period under review.
The performance of the Up-/Midstream business unit was the main factor in the development of Pan-European Gas’s adjusted EBIT. Heating oil prices, to which natural gas prices are linked, have risen throughout 2005, resulting in substantially higher procurement costs. Because there is a delay in the adjustment of sales prices to reflect procurement prices, higher procurement costs had a significant adverse effect on adjusted EBIT. The marked improvement in adjusted EBIT in the upstream business was not enough to counteract the negative effects in the downstream business. On balance, adjusted EBIT at the Up-/Midstream business unit fell by 4 percent to €712 million.
The Downstream Shareholdings business unit grew adjusted EBIT by 10 percent year-on-year to €405 million. This is principally attributable to higher equity earnings at affiliated companies and lower writedowns.

Interim Report III/2005
Market Units
U.K.
Gas prices at the National Balancing Point rose significantly in the first nine months of 2005, driven by the rise in forward oil prices and continued security of supply concerns. Across the nine months, the price of the 2006 calendar year product rose from 32 pence per therm to 54 pence per therm. This represents an increase of 69 percent since the start of the year.
Power prices in the U.K. continued to be driven by rising gas prices and increasingly by carbon prices. In the first nine months of 2005, winter 2005/2006 baseload contracts increased from £33 per MWh to close at above £49 per MWh. This represents an increase of 48 percent since the start of the year.
In response to increases in wholesale energy prices, the U.K. market unit has increased its consumer retail prices for electricity by 7.2 percent and for gas by 11.9 percent with effect from August 31, 2005.
The decrease in power and gas sales volumes is in the industrial and commercial market, where the focus has been on securing margin in a very competitive marketplace impacted by increasing and volatile commodity prices.

Interim Report III/2005
U.K.’s attributable generation portfolio was 9,907 MW at September 30, 2005, a quarter-on-quarter increase of 1,100 MW due to the recommissioning of Killingholme Module 1 (450 MW) in August and the return to service of Grain Unit 4 (650 MW) in September. In October, Grain Unit 1 (650 MW) also returned to service.
E.ON UK increased its sales in the first nine months of 2005 compared with the prior year as a result of retail prices increases to reflect higher commodity costs.
Adjusted EBIT at the regulated business was up €6 million due to a full nine-month contribution from Midlands Electricity, which was acquired on January 16, 2004.
In the non-regulated business, adjusted EBIT increased by €41 million. The key item is benefits from the integration of customer service activities relating to the former TXU business. Significant increases in commodity input costs, which include the new carbon costs, were offset by higher retail prices.
During the third quarter of 2005, adjusted EBIT was adversely impacted by €86 million due to the full recognition of the year-to-date carbon shortfall.
The €52 million decrease in adjusted EBIT recorded under Other/Consolidation is mainly due to an expiry of deferred warranty income from previous asset sales and to lower earnings from the international assets following divestment in 2004 of the interests in the 1,220 MW plant in Paiton, Indonesia.

Interim Report III/2005
Market Units
Nordic
The hydrological balance in Sweden and Norway has been stable and, since spring, slightly above the long-term average. As of early October, the balance was up 10 billion kWh year-on-year. About 30 billion kWh more hydroelectricity was produced in the first nine months of 2005 than in the same period last year.
The first nine months of 2005 were warmer than the long-term average, serving to dampen demand for energy. In conjunction with higher hydroelectric production, warmer weather kept spot electricity prices lower than had been anticipated. Fuel and CO2 certificate prices remained high, however, putting upward pressure on forward electricity prices.
Electricity transfers between the Nordic countries and interconnected neighboring countries were nearly in balance in the first nine months of 2005. By comparison, the Nordic countries imported 10 billion kWh of electricity in the first nine months of last year. The change is due to the export of electricity to Germany in response to higher prices in that market. In 2004, Germany and Nordic country electricity transfers were roughly in balance.
Competition remains very keen in the Nordic retail markets. Through September 2005, nearly 48 percent of retail customers in Sweden had renegotiated their contract with their current supplier or switched suppliers. Sydkraft was rebranded to E.ON Sverige on September 16, 2005. An initial public survey indicates that the launch of the new brand was successful.
We estimate that it will cost approximately €140 million to restore E.ON Sverige’s distribution grid and compensate customers following the severe storm in January. These costs are extraordinary in nature and will not affect adjusted EBIT.

Interim Report III/2005
Nordic sold 0.7 billion kWh more electricity compared with the same period in 2004. The increase resulted from higher sales to sales partners and on the Nord Pool energy exchange, partially offset by lower sales to residential and commercial customers, primarily as a result of the severe January storm. Nordic sold 95 percent of its power in Sweden and 5 percent in Finland.
Nordic covered more than 70 percent of its electricity sales with power from its own generation assets. Nordic’s own generation increased by 1.9 billion kWh relative to the prior-year period. Higher reservoir levels at the start of the year along with higher inflow, especially during the summer months, resulted in higher hydroelectric generation. Nuclear power production declined compared with 2004, which was characterized by very high availability. In 2005, there have been one longer and several shorter unplanned outages in Nordic’s reactors. Lower spot electricity prices explain the decline in generation from fossil-fuel and CHP units.
Gas sales increased slightly due to higher sales to industrial customers. The small increase in heat sales was attributable to lower temperatures in some areas of Nordic’s service territory.
Nordic’s sales of €2,516 million were slightly above the prior-year figure due to higher electricity sales volumes and slightly higher average spot prices in conjunction with successful hedging activities and the favorable margin development in the gas business.
Nordic increased adjusted EBIT by €111 million year-on-year to €600 million. The improvement was primarily a result of increased hydroelectric production and successful hedging activities, which enabled Nordic to secure a higher effective sales value for its production portfolio. Nordic’s adjusted EBIT from its gas operations improved due to a favorable spread between gas oil and fuel oil prices. Nordic’s Finnish business unit reported lower adjusted EBIT, mainly as a result of a decline in earnings from energy trading activities and lower revenues at its retail operations.

Interim Report III/2005
Market Units
U.S Midwest
Spot electricity prices in the Midwest increased to an average of approximately $57 per MWh for the nine months ended September 2005, compared to an average of approximately $43 per MWh for the same period in 2004, driven primarily by higher gas prices. Prices at the Henry Hub natural gas spot market averaged $7.48 per MMBtu compared to $5.71 per MMBtu for the same period in 2004.
Forward gas prices increased significantly on average at Henry Hub driven primarily by supply interruptions from Hurricane Katrina and Rita. Forward power prices in the U.S. Midwest increased significantly driven by higher gas prices. Forward gas prices have increased from $7.71 to $14.09 per MMBtu for flows in the fourth quarter of 2005, and power prices have increased to approximately $80 per MWh from $50 per MWh at the end of the second quarter.
Through September 2005, the regulated utility retail power sales volumes were higher compared to 2004 due to warmer summer temperatures. Off-system sales volumes were higher compared to 2004 due to higher market prices. Retail natural gas sales volumes declined due largely to milder winter weather compared with 2004. Off-system sales of natural gas increased due to lower retail sales.

Interim Report III/2005
Ninety-seven percent of U.S. Midwest’s electricity generation was from coal-fired power stations. Gas, oil, hydro, and other energy sources accounted for 3 percent of generation.
U.S. Midwest’s generation portfolio decreased from 9,666 MW at year end 2004 to 9,391 MW due to the sale of its share in the Gregory partnership in the non-regulated business.
U.S. Midwest’s sales through September 2005 increased 13 percent (in local currency 16 percent) resulting primarily from higher wholesale revenues due to higher prices and volumes and the increase in retail electric and gas rates effective July 1, 2004, as approved by the Kentucky Public Service Commission, offset by the U.S. dollar’s deterioration against the euro. Adjusted EBIT increased 1 percent (in local currency 4 percent) mainly driven by higher sales.
Adjusted EBIT at LG&E Energy’s regulated utility operations improved from 2004 primarily as a result of the increased retail electric and gas rates. Furthermore, the contribution from off-system sales exceeded the previous year’s figure due to higher prices and volumes in the off-system wholesale electric market offset by costs associated with participation in Midwest Independent Transmission System Operator (MISO), higher depreciation on newly installed assets, higher operating expenses and the U.S. dollar’s deterioration against the euro during 2005.
Adjusted EBIT at the non-regulated operations declined year-on-year primarily due to higher fuel expenses. This was partially offset by higher off-system sales pricing.

Interim Report III/2005
Interim Financial Statements (Unaudited)

Interim Report III/2005

Interim Report III/2005
Interim Financial Statements (Unaudited)

Interim Report III/2005

Interim Report III/2005
Notes
Accounting and Valuation Policies
The accounting and valuation policies used to prepare the Interim Financial Statements for the nine months ended September 30, 2005, correspond to those used for the Consolidated Financial Statements for the year ended December 31, 2004, with the following exception:
On July 1, 2005, E.ON adopted SFAS No. 153, Exchanges of Nonmonetary Assets—an amendment of APB Opinion No. 29. SFAS 153 stipulates that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged. Initial adoption of this standard had no material effect on our balance sheet, financial condition, or results of operations.
Publication of New Accounting Standards
In March 2005 the FASB issued Interpretation (FIN) 47, Accounting for Conditional Asset Retirement Obligations—An Interpretation of FASB Statement No. 143. FIN 47 clarifies that SFAS 143 also applies to asset retirement obligations even though uncertainty exists about the timing and/or method of settlement. FIN 47 is effective for fiscal years ending after December 15, 2005. E.ON is currently evaluating what effect the adoption of FIN 47 will have on its Consolidated Financial Statements.
Variable Interest Entities
On January 1, 2004, E.ON adopted the revised version of FIN 46 published in December 2003 (FIN 46R).
As of September 30, 2005, E.ON’s variable interest entities (VIEs) consist of two real estate leasing companies, two jointly managed electric generating companies and a company that manages shareholdings. In August 2005 we ended our contractual relationship with a VIE that manages and disposes of real estate and consequently no longer apply FIN 46R to this company.
As of September 30, 2005, E.ON consolidated VIEs whose aggregate assets and corresponding liabilities and equity amounted to approximately €793 million prior to consolidation and whose aggregate earnings amounted €16 million prior to consolidation. Fixed assets and other assets in the amount of €130 million serve as collateral for liabilities relating to financial leases and bank loans. With the exception of two VIEs, there are limits to the recourse of creditors of the consolidated VIEs to the consolidating companies. In the case of these two VIEs, the liabilities total €94 million for the consolidating companies.
In addition, since July 1, 2000, E.ON has had a contractual relationship with a VIE, a leasing company operating in the energy industry, for which we are not the primary beneficiary. This entity has total assets and corresponding liabilities and equity of €120 million and annual earnings of €29 million. E.ON’s maximum exposure to loss relating to this VIE is approximately €15 million. Management considers it unlikely that this loss will be realized.
The financial situation of another special-purpose entity, which has existed since 2001 and will operate until the fourth quarter of 2005, cannot be computed pursuant to FIN 46R due to lack of information. The entity’s activities consist of liquidating the assets of divested operations. Its original assets and corresponding liabilities and equity totaled €127 million. Management does not expect E.ON’s results of operations to be adversely affected by this entity’s operations.
Acquisitions, Disposals, and Discontinued Operations
Acquisitions in 2005
On February 22, 2005, E.ON Energie acquired 67 percent ownership interests in Gorna Oryahovitza and Varna, Bulgarian regional electric distribution companies. The aggregate purchase price of approximately €140 million was paid in 2004. The two utilities became consolidated E.ON companies on March 1, 2005.
In the first half of 2005, E.ON UK acquired, in two tranches, 100 percent of the equity of Enfield Energy Centre Ltd., which operates a gas-fired power station near London. With an installed capacity of 392 MW, the power station can generate enough electricity for 300,000 homes. The purchase price was approximately €180 million. Enfield Energy Centre became a consolidated E.ON company on April 1, 2005.
On June 28, 2005, E.ON Ruhrgas purchased a 30 percent ownership interest in Distrigaz Nord from the Romanian government for €125 million. On the same date, the ownership interest rose to 51 percent following a capital increase of €178 million. Distrigaz Nord became a consolidated E.ON company on June 30, 2005.
On July 27, 2005, E.ON UK acquired Holford Gas Storage Limited (HGSL) from Scottish Power. HGSL was formed to develop one of the U.K.’s largest underground gas-storage facility in Cheshire in northwest England for which it has already received planning approval. The purchase price for HGSL is approximately €140 million. HGSL became a consolidated E.ON company on July 27, 2005.

Interim Report III/2005
In Bucharest, Romania, in late September 2005, E.ON Energie took ownership of its shares in Electrica Moldova S.A., a Romanian regional utility, marking the completion of the sale. The acquisition of 24.62 percent of the company’s shares was combined with a capital increase, raising E.ON Energie’s ownership interest to 51 percent. The purchase price for the 51 percent interest amounts to €104 million. The utility was renamed E.ON Moldova S.A. and became a consolidated E.ON company on September 30, 2005.
Discontinued Operations
On May 17, 2005, E.ON sold Viterra to Deutsche Annington GmbH. The purchase price for Viterra’s equity was approximately €4 billion. The total value of the transaction was approximately €7 billion. This figure includes interest-bearing net debt and provisions to be assumed by the purchaser. E.ON recorded a book gain of just over €2.4 billion on the sale, which closed in August.
On June 15, 2005, E.ON Ruhrgas sold Ruhrgas Industries to CVC Capital Partners, a European private equity firm. The purchase price for Ruhrgas Industries’ equity was approximately €1.2 billion. The total value of the transaction was approximately €1.5 billion. This figure includes net debt and provisions to be assumed by the purchaser. The transaction received antitrust clearance in early September and closed on September 12, 2005. E.ON recorded a gain on disposal of €0.6 billion.
Both sales are in line with E.ON’s strategy of focusing on its core power and gas business.
Pursuant to U.S. GAAP, the income and expenses related to these operations are reported separately under “Income/ Loss (–) from discontinued operations, net.” The Consolidated Statements of Income and the Consolidated Statements of Cash Flow, including the notes relating to them, for the period ended September 30, 2005, and for the prior periods have been adjusted for these discontinued operations. The assets and liabilities of these discontinued operations are shown in the Consolidated Balance Sheets for the period ended September 30, 2005, under “Assets of disposal groups” and “Liabilities of disposal groups.” No reclassification of prior-year balance-sheet line items attributable to discontinued operations takes place, as such reclassification is not permitted by SFAS 144.
The following table shows the major line items of the statements of income of the above-named operations.
Acquisitions, disposals, and discontinued operations from 2004 are described in detail in our 2004 Annual Report.
Research and Development
The E.ON Group’s research and development expense totaled €15 million in the first nine months of 2005, compared with €13 million for the same period last year.

Interim Report III/2005
Notes
Earnings per Share
Earnings per share were computed as follows:
Financial Earnings
The table below provides details of financial earnings for the periods indicated.

Interim Report III/2005
Goodwill and Intangible Assets
The table below shows the changes in the carrying amount of goodwill in the first nine months of 2005 by segment.
Intangible Assets
As of September 30, 2005, and December 31, 2004, E.ON’s intangible assets, including advance payments on intangible assets, and related accumulated amortization consist of the following:
In the first nine months of 2005, E.ON recorded an amortization expense of €263 million (prior year: €259 million) on intangible assets and a nonrecurring amortization expense of €0 million (prior year: €1.5 million) on intangible assets. E.ON did not record impairment charges in the first nine months of 2004 and 2005.
Based on the current amount of intangible assets subject to amortization, the estimated amortization expense for the rest of 2005 and each of the five succeeding fiscal years is as follows: 2005 (remaining three months): €93 million, 2006: €325 million, 2007: €298 million, 2008: €220 million, 2009: €187 million, 2010: €160 million. As acquisitions and dispositions occur in the future, actual amounts could vary.
Treasury Shares Outstanding
As of September 30, 2005, E.ON AG held 4,524,300 treasury shares. The increase results in particular from the purchase of 150,000 shares of E.ON stock for our employee stock purchase program. E.ON subsidiaries held another 28,472,194 shares of E.ON stock. The decrease from the number of shares held by E.ON subsidiaries at June 30, 2005, is attributable to the use of 486,255 shares of E.ON stock, acquired in May and July, to implement the share-exchange offer made to Contigas shareholders. E.ON thus holds 4.8 percent of its capital stock as treasury shares.
Dividends Paid
On April 27, 2005, the Annual Shareholders Meeting voted to distribute a dividend of €2.35 per share of common stock, a €0.35 increase from the previous dividend, for a total dividend payout of €1,549 million.

Interim Report III/2005
Notes
Provisions for Pensions
The net periodic benefit cost for defined benefit plans is as follows:
Payments into Pension Plans
On April 1, 2005, E.ON UK made a payment of €629 million into the E.ON Holding Group of the Electricity Supply Pension Scheme. The payment covers a portion of the actuarial deficit of E.ON UK’s pension plans.
Asset Retirement Obligations
E.ON’s asset retirement obligations at September 30, 2005, relate to the decommissioning of nuclear power stations in Germany (€8,368 million) and Sweden (€395 million), environmental remediation at conventional power station sites, including the removal of electric transmission and distribution equipment (€356 million), environmental remediation at gas storage facilities (€80 million) and opencast mining facilities (€60 million), and the decommissioning of oil and gas infrastructure (€28 million). The fair value of nuclear decommissioning obligations was determined using third-party valuations.
An accretion expense pertaining to continued provisions of €375 million for the current period is included in financial earnings (prior year: €373 million).
Contingent Liabilities Arising from Guarantees
Financial Guarantees
Financial guarantees include both direct and indirect obligations (indirect guarantees of indebtedness of others). These require the guarantor to make contingent payments to the guaranteed party based on the occurrence of certain events and/or changes in an underlying instrument that is related to an asset, a liability, or an equity security of the guaranteed party.
E.ON’s financial guarantees include nuclear-energy-related items that are described in detail in our 2004 Annual Report. Obligations also include direct financial guarantees to creditors of related parties and third parties. Financial guarantees with specified terms extend as far as 2029. Maximum potential undiscounted future payments amount to €561 million (year end 2004: €737 million). Of this amount, €463 million (year end 2004: €534 million) consists of guarantees issued on behalf of related parties.
Indirect guarantees primarily include additional obligations in connection with cross-border leasing transactions and obligations to provide financial support, primarily to related parties. Indirect guarantees have terms up to 2023. Maximum potential undiscounted future payments amount to €444 million (year end 2004: €459 million). Of this amount, €67 million (year end 2004: €162 million) involves guarantees issued on behalf of related parties. As of September 30, 2005, we have recorded provisions of €84 million (year end 2004: €98 million) for financial guarantees.

Interim Report III/2005
In addition, E.ON has commitments under which it assumes joint and several liability arising from its ownership interests in civil-law companies (Gesellschaften bürgerlichen Rechts), noncorporate commercial partnerships, and consortia.
Furthermore, certain E.ON Group companies have obligations by virtue of their membership in the Versorgungskasse Energie (VKE) in accordance with VKE’s articles of association. Management does not expect these companies to have to perform on their obligations.
Indemnification Agreements
Contracts in connection with the disposal of shareholdings concluded by the E.ON Group companies include indemnification agreements and other guarantees with terms up to 2041 in accordance with contractual arrangements and local legal requirements, unless shorter terms were contractually agreed to. Maximum potential undiscounted amounts payable under these agreements could total up to €6,821 million (year end 2004: €4,602 million). These typically relate to customary representations and warranties, potential environmental liabilities, and potential claims for tax-related guarantees. In some cases, the buyer is either required to share costs or to cover certain costs before we are required to make any payments. Some obligations are covered first by insurance contracts or provisions of the divested companies. As of September 30, 2005, we have recorded provisions of €178 million (year end 2004: €86 million) for all indemnities and other guarantees included in sales agreements. Guarantees issued by companies that were later sold by E.ON AG (or by VEBA AG and VIAG AG before their merger) are included in the final sales contracts in the form of indemnities (Freistellungserklärungen).
Other Guarantees
Other guarantees with an effective period through 2020 include contingent purchase consideration (maximum potential undiscounted future payments at September 30, 2005: €36 million; year end 2004: €36 million) and warranties and market-value guarantees (maximum potential undiscounted future payments: €92 million; year end 2004: €91 million). As of September 30, 2005, other guarantees no longer include product warranties due to the disposal of certain companies. Provisions for product warranties, which totaled €25 million as of December 31, 2004, have therefore been reversed.
Subsequent Events
On July 1, 2005, Sydkraft and Statkraft SF (Statkraft), Oslo, Norway, signed an agreement whereby Statkraft would acquire a total of 24 hydroelectric power plants from Sydkraft. Together, the plants produce approximately 1.6 billion kWh of electricity in a normal year. The purchase price for the plants amounts to approximately €500 million. In accordance with the agreement, Statkraft took ownership of the plants in October 2005. The initial payment was made after the transaction closed.
In Lockerbie, Scotland, E.ON will build the U.K.’s largest biomass power plant. The 44 MW plant will burn wood and forestry waste. Compared with a conventional fossil-fuel-fired facility, it will prevent roughly 140,000 metric tons of greenhouse gases from entering the atmosphere each year. Construction begins later this year, with the plant scheduled to open in late 2007. Investment in the plant will total roughly €130 million.
E.ON will build a state-of-the-art, environmentally friendly combined heat and power plant in Livorno Ferraris, near Turin, Italy. Investments for the plant total approximately €400 million. The plant is scheduled to enter service in late 2007. The 800 MW plant sets new standards for efficiency (58 percent) and environmental performance.
E.ON will invest some €240 million in the next several years to modernize its generation fleet in the Netherlands. The investment will extend the operating lifetime of E.ON Benelux’s Maasvlakte power station by ten years to 2022 and at the same time improve the hard-coal-fired facility’s environmental performance. Strategically located adjacent to the port of Rotterdam, Maasvlakte has an installed capacity of just over 1,000 MW.
On September 26, 2005, E.ON Ruhrgas acquired Caledonia Oil and Gas Limited (COGL), a natural gas production company with interests in a total of 15 gas fields, mainly in the U.K. Southern North Sea. COGL has approximately 14 billion cubic meters of gas reserves, most of which will be produced over the next ten years. Including net debt acquired, the purchase price for 100 percent of COGL is roughly €690 million. The transaction closed on November 9, 2005.

Interim Report III/2005
Business Segments
Our reportable segments are presented in line with our internal organizational and reporting structure. E.ON’s business is subdivided into energy and other activities. Our core energy business consists of the following market units: Central Europe, Pan-European Gas, U.K., Nordic, U.S. Midwest, and Corporate Center.
Central Europe operates an integrated electricity business and downstream gas business in Central Europe.
Pan-European Gas focuses on the upstream and midstream gas business in Europe. This market unit also holds a number of mostly minority shareholdings in the downstream gas business.
U.K. operates an integrated energy business in the United Kingdom.
Nordic is principally engaged in the integrated energy business in Northern Europe.

Interim Report III/2005
U.S. Midwest primarily operates a regulated utility business in Kentucky, USA.
The Corporate Center consists of equity interests managed directly by E.ON AG, E.ON AG itself, and consolidation effects at the group level.
Under U.S. GAAP, E.ON is required to report under discontinued operations those operations of a reportable or operating segment, or of a component thereof, that either have been disposed of or are classified as held for sale. In the first nine months of 2005, this applies mainly to divested companies Viterra and Ruhrgas Industries. For the purposes of our business segment reporting, our results for the period ended September 30, 2005, and for the prior-year period do not include the results of our discontinued operations (see the table below and the commentary on page 29).
Adjusted EBIT is E.ON’s key figure for purposes of internal management control and as an indicator of a business’s long-term earnings power. Adjusted EBIT is derived from Income/Loss (–) from continuing operations before income taxes and interest income and adjusted to exclude certain extraordinary items. The adjustments include book gains and losses on disposals, restructuring expenses, and other non-operating income and expenses of a nonrecurring or rare nature. In addition, interest income is adjusted using economic criteria. In particular, the interest portion of additions to provisions for pensions resulting from personnel expenses is allocated to interest income.
The interest portions of the allocations of other long-term provisions are treated analogously to the degree that, in accordance with U.S. GAAP, they are reported on different lines of the Consolidated Statements of Income.
Page 8 of this report contains a detailed reconciliation of adjusted EBIT to net income.
Due to the adjustments made, our financial information by business segment may differ from the corresponding U.S. GAAP figures.

Financial Calendar

March 9, 2006	Publication of the 2005 Annual Report
May 4, 2006	2006 Annual Shareholders Meeting
May 5, 2006	Dividend Payout
May 10, 2006	Interim Report: January — March 2006
August 15, 2006	Interim Report: January — June 2006
November 8, 2006	Interim Report: January — September 2006
For more information about E.ON,
please contact:
Corporate Communications
E.ON AG
E.ON-Platz 1
40479 Düsseldorf
Germany
T +49 (0) 211-4579-453
F +49 (0) 211-4579-566
info@eon.com
www.eon.com
Only the German version of this Interim Report is legally binding.
This Interim Report contains certain forward-looking statements that are subject to risk and uncertainties. For information identifying economic, currency, regulatory, technological, competitive, and some other important factors that could cause actual results to differ materially from those anticipated in the forward-looking statements, you should refer to E.ON’s filings to the Securities and Exchange Commission (Washington, DC), as updated from time to time, in particular to the discussion included in the sections of the E.ON 2004 Annual Report on Form 20-F entitled “Item 3. Key Information: Risk Factors,” “Item 5. Operating and Financial Review and Prospects,” and “Item 11. Quantitative and Qualitative Disclosures about Market Risk.”

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.

E.ON AG

Date: November 10, 2005	By: /s/ Michael C. Wilhelm

Michael C. Wilhelm Senior Vice President Accounting